SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 11-K



      [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                 For the fiscal year ended December 27, 2004

                                      OR

      [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               VSE CORPORATION
                          EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VSE Corporation
                            2550 Huntington Avenue
                          Alexandria, Virginia  22303



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ____________________________
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Administrative Officer


VSE CORPORATION EMPLOYEE ESOP/401(K) PLAN

Financial Statements and Supplemental Schedules

Year ended December 27, 2004 with Report of Independent Registered Public Accounting Firm







                  VSE Corporation Employee ESOP/401(k) Plan

                Financial Statements and Supplemental Schedules

                         Year ended December 27, 2004


                                   Contents


  Report of Independent Registered Public Accounting Firm . . . . . . . .  3

  Audited Financial Statements

  Statements of Net Assets Available for Benefits . . . . . . . . . . . .  4
  Statement of Changes in Net Assets Available for Benefits . . . . . . .  5
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . .  6

  Supplemental Schedule

  Schedule H, Line 4i-Schedule of Assets (Held At End of Year)  . . . . .  15

           Report of Independent Registered Public Accounting Firm


Board of Trustees
VSE Corporation Employee ESOP/401(k) Plan


We have audited the accompanying statements of net assets available for benefits of VSE Corporation Employee ESOP/401(k) Plan as of December 27, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 27, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 27, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 27, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line4i - Schedule of Assets (Held At End of Year) as of December 27, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

							/s/ Ernst & Young LLP
McLean, Virginia
June 15, 2005

                  VSE Corporation Employee ESOP/401(k) Plan

               Statements of Net Assets Available for Benefits


                                                            December 27
                                                         2004          2003
                                                      -------------------------
   Assets
   Cash                                               $   233,358   $   278,053
   Assets held for investment purposes:
     Investments at fair value                         23,145,925    18,287,374
     Participant loans                                    192,093       181,170
                                                      -----------   -----------
   Total assets held for investment purposes           23,338,018    18,468,544

   Receivables                                                  -           195
                                                      -----------   -----------
   Net assets available for benefits                  $23,571,376   $18,746,792
                                                      ===========   ===========


See accompanying notes.

                  VSE Corporation Employee ESOP/401(k) Plan

          Statement of Changes in Net Assets Available for Benefits

                         Year ended December 27, 2004



   Additions
   Contributions:
     Employee                                         $ 1,982,052
     Employer                                             455,825
     Employee rollovers                                   162,079
   Interest and dividends                                 564,999
   Net realized/unrealized appreciation
     in fair value of investments                       4,002,023
                                                      -----------
   Total additions                                      7,166,978
                                                      -----------

   Deductions
   Distributions to participants                        2,299,628
   Other deductions                                        42,766
                                                      -----------
   Total deductions                                     2,342,394
                                                      -----------

   Net increase                                         4,824,584


   Net assets available for benefits at
   Beginning of period                                 18,746,792
                                                      -----------
   End of period                                      $23,571,376
                                                      ===========

See accompanying notes.

                  VSE Corporation Employee ESOP/401(k) Plan

                        Notes to Financial Statements

                              December 27, 2004


1.  Description of the Plan

General Description

The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan is a defined contribution plan with an Employee Stock Ownership Plan (ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to Plan documents for a more complete description of Plan provisions.

Plan Administration

Certain officers or employees of the Company serve as Trustees of the Plan (Plan Trustees). Effective November 1, 2003, the VSE Corporation Employee ESOP/401(k) Plan changed the 401(k) Plan administrator and record keeper from Putnam Investments to Merrill Lynch. Merrill Lynch serves as the third party plan administrator. Merrill Lynch provides an open architecture of fund investments and provides daily record-keeping services for the Plan. The ESOP portion of the Plan is administered in-house by the Company.

Eligibility

An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee's first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan.

                  VSE Corporation Employee ESOP/401(k) Plan

1.  Description of the Plan (continued)

Contributions

Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to such VSE Stock and is provided with proxy soliciting material by the Plan Administrator prior to the time that such rights are to be exercised. If participants fail to exercise their VSE Stock voting rights, the Plan Trustees vote the stock. The Plan Trustees also vote all of the VSE Stock held by the Plan's VSE Stock Fund as well as all unallocated VSE Stock held by the Plan. No contributions have been made to the PAYSOP since 1986, and no contributions have been made to the ESOP since March 31, 1999.

The Company's matching contribution is discretionary. The Company currently contributes 50 cents for each dollar of salary that a Company employee participant defers on the first 6% of salary. The Company makes a cash contribution for the match, and the cash contribution is allocated to each eligible participant's account on a pay period (semimonthly) basis.

ESOP and Company matching 401(k) contributions (but not PAYSOP allocations) are subject to a graded vesting schedule. Effective December 28, 2001, the vesting schedule changed to 25% after one year of service, 50% after two years of service, and 100% after three years of service. To earn a "year of service," a participant must work 1,000 hours or more in a calendar year. Forfeitures of participant nonvested account balances are applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution for 2004 and 2003 were $100,576 and $34,488, respectively, and unused forfeitures at December 27, 2004 and 2003, were approximately $60,752 and $5,398, respectively.

Participants are allowed to elect to defer up to 100% of their salary into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code
(IRC), subject to the maximum salary deferral limit for 2004 and 2003 of $13,000 and $12,000, respectively. The deferral amounts are also subject to limitations based on Plan provisions and participation deferral percentages. Participant contributions are invested at the discretion of the participant in any of 25 separately managed funds currently offered under the Plan.

                  VSE Corporation Employee ESOP/401(k) Plan

Dividends received on VSE Stock held in participant accounts and nonparticipant directed investments are allocated pro rata to such participant and nonparticipant accounts. In 2004 and 2003, the Plan allowed employees age 50 and older by the end of the Plan Year to contribute up to an additional $3,000 and $2,000, respectively.

Distributions

Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Merrill Lynch funds are typically made in cash from liquidation of the participant's account. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

Effective January 1, 2004, the Plan was amended to revise the Minimum Required Distribution rules in the Plan. Generally, the Minimum Required Distribution rules set forth procedures for required distributions to (i) terminated employees who have attained age 70 1/2, but have not yet received a distribution from the Plan, and (ii) certain business owners who have attained age 70 1/2. The new rules liberalize the requirements and permit smaller required annual distributions.

Participants may also apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

Ownership Rights (Vesting)

Participants are 100% vested in their 401(k) salary deferral contributions and any PAYSOP contributions. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the "Contributions" subsection above.

Plan Termination

In the event of Plan termination, each participant will be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

                  VSE Corporation Employee ESOP/401(k) Plan

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The administrative expenses of the Plan for the Plan year ended December 27, 2004, were paid by the Company.

3.  Investments

Investments

Merrill Lynch offers 12 Core Investment Options and 13 Mutual Fund Window Investment Options. In addition, 5 Goal Manager Portfolio Models are offered through the Plan. Each Goal Manager Portfolio Model is composed of investment options determined by a participant's investment style and risk level.

Investment of a participant's 401(k) account is directed by the participant among options available under the Plan as described in the "Contributions" subsection above. Investments in mutual funds and common/collective trusts are valued at quoted market prices. Participant loans are valued at their unpaid balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested quarterly at fair market value.

                  VSE Corporation Employee ESOP/401(k) Plan

3.  Investments (continued)

Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                            December 27,
                                                         2004          2003
                                                      ------------------------

VSE Stock                                             $6,639,522    $4,152,449
MFS Massachusetts Investors GR Stk (A)                 3,008,528     2,999,797
ML Ret Preservation Trust                              2,867,663     3,016,867
American Funds Washington Mutual Investors Fund        2,123,757     1,866,208
MFS Total Return Fund                                  1,850,599     1,655,799
Templeton Foreign Fund                                 1,711,845     1,311,034

The Plan's investment in VSE Stock at December 27, 2004 and 2003, is presented in the following table:

Number of shares                                         281,933       317,223
Cost                                                  $  945,214    $1,510,438
Market                                                $6,639,552    $4,152,449

Nonparticipant-Directed Investments

Nonparticipant-directed investments, held in the Plan as of December 27, 2004 and 2003, consisted entirely of VSE Stock. These net assets, and changes are as follows:

Net assets                                               2004          2003
------------------------------------------------------------------------------
VSE Stock                                             $6,639,522    $4,152,449

                  VSE Corporation Employee ESOP/401(k) Plan

3. Investments (continued)

Nonparticipant-Directed Investments (continued)

                                                             Year ended
                                                             December 27
                                                                2004
                                                             ----------
Changes in net assets:
Net realized and unrealized gain on VSE Stock                $3,052,296
Dividends                                                        53,378
Distributions to participants                                  (618,601)
                                                             ----------
                                                             $2,487,073
                                                             ==========

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds and VSE Stock) by $4,002,023 as follows:

Mutual funds                                                 $  949,727
VSE Stock                                                     3,052,296
                                                             ----------
                                                             $4,002,023
                                                             ==========

4. Differences Between Financial Statements and Form 5500

In accordance with U.S. generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):

                                                             December 27
                                                          2004         2003
                                                      ------------------------
Net assets available for benefits per
  the financial statements                            $23,571,376  $18,746,792
Amounts allocated to withdrawing participants                (473)        (361)
                                                      -----------  -----------
Net assets available for benefits per Form 5500       $23,570,903  $18,746,431
                                                      ===========  ===========

                  VSE Corporation Employee ESOP/401(k) Plan

4. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

Benefits paid to participants per the financial statements         $ 2,299,628
Add amounts allocated to withdrawing participants at
  December 27, 2004                                                        473
Less amounts allocated to withdrawing participants at
  December 27, 2003                                                       (361)
                                                                   -----------
Benefits paid to participants per Form 5500                        $ 2,299,740
                                                                   ===========

5. Participant Loans

Participants may be granted loans from this plan not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $1,000. Participant loans bear interest at the prime rate of interest plus 1% determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years. Loan payments are made through payroll on a pay period basis.

6. Party-in-interest Transactions

Effective November 1, 2003, the VSE Corporation Employee ESOP/401(k) Plan changed the 401(k) Plan administrator and record keeper from Putnam Investments to Merrill Lynch. Merrill Lynch serves as third party plan administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                  VSE Corporation Employee ESOP/401(k) Plan

8. Employer Securities

Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan's assets.

9. Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25% of the VSE Stock held in their PAYSOP and ESOP accounts.

                           Supplemental Schedules


                                     -14-

                  VSE Corporation Employee ESOP/401(k) Plan
         Schedule H, Line 4i-Schedule of Assets (Held At End of Year)
                       EIN: 54 0649263 Plan Number: 002
                              December 27, 2004

                                                 Description of
  Identity of Issue                                Investment             Cost         Fair Value
  -----------------------------------------------------------------------------------------------
  MFS Massachusetts Investors Gr Stk (A)       Mutual Fund shares         ***         $ 3,008,528
  American Funds Washington Mutual
    Investors Fund (R-3)                       Mutual Fund shares         ***           2,123,757
  MSF Total Return Fund                        Mutual Fund shares         ***           1,850,599
  Templeton Foreign Fund                       Mutual Fund shares         ***           1,711,845
  Alger MidCap Growth Institutional
    Portfolio                                  Mutual Fund shares         ***           1,039,533
  Merrill Lynch Basic Value Fund, Inc. (A)     Mutual Fund shares         ***             970,991
  PIMCO Total Return Fund (A)                  Mutual Fund shares         ***             741,049
  One Group Government Bond Fund (A)           Mutual Fund shares         ***             576,021
  Merrill Lynch Healthcare Fund, Inc. (A)      Mutual Fund shares         ***             544,582
  Hotchkis & Wiley Small Cap Value Fund        Mutual Fund shares         ***             192,646
  State Street Research Global Resources
    Fund (A)                                   Mutual Fund shares         ***             142,314
  Goldman Sachs Mid Cap Value (A)              Mutual Fund shares         ***             130,411
  Ariel Fund                                   Mutual Fund shares         ***              97,416
  Merrill Lynch Global Allocation Fund,
    Inc. (A)                                   Mutual Fund shares         ***              92,919
  Eaton Vance Utilities  (A)                   Mutual Fund shares         ***              84,454
  Victory Diversified Stock Fund (A)           Mutual Fund shares         ***              67,598
  Pioneer High Yield Fund Class A              Mutual Fund shares         ***              59,076
  Phoenix-Duff & Phelps Real Estate
    Securities Fund (A)                        Mutual Fund shares         ***              48,601
  Merrill Lynch S&P 500 Index Fund (I)         Mutual Fund shares         ***              47,517
  USB U.S. Small Cap Growth Fund (A)           Mutual Fund shares         ***              47,324
  Franklin Mutual Financial Services
    Fund (A)                                   Mutual Fund shares         ***              29,466
  Thornburg Inter Value Fund (A)               Mutual Fund shares         ***              22,952
  Seligman Communications & Information (A)    Mutual Fund shares         ***               9,000
  Evergreen Sel Adj Rate Fund CL (A)           Mutual Fund shares         ***                 141
  ML Ret Preservation Trust                    Common/Collective Trust    ***           2,867,663
  VSE Stock *  **                              Common Stock shares     $945,214         6,639,522
  Participant Loans (interest rates
    varied from 5% to 10.5% during 2004)       Participant loans          ***             192,093
                                                                                      -----------
  Total assets held for investment purposes                                           $23,338,018
                                                                                      ===========


  *     Represents a party-in-interest (see Note 6)
  **    Represents nonparticipant-directed investments (VSE Stock)
  ***   Historical cost not required to be presented as investments are participant directed.


                                     -15-